



Prime Hall · 2nd

* 2019 USC MBA | Elite Coach | Deep End Fitness Co-Founder | Underwater Torpedo League Co-Founder

San Diego County, California, United States · 500+ connections ·

Contact info

 **Underwater Torpedo**

**University of Southe
California - Marshall**

Featured

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Underwater Torpedo League (UTL) to Host First 'Aquabowl' in San Clemente o...
San Clemente Times

San Clemente Times A new experimental underwater sport is coming to San...



USD splashes in UTL debut
USD Student Media

With roots in Marine special forces training, the UTL offers a new sport option for...



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Experience



Founder
Underwater Torpedo League
Oct 2017 – Present · 3 yrs 2 mos
Greater San Diego Area



Founder
Deep End Fitness
Oct 2017 – Present · 3 yrs 2 mos
Greater San Diego Area

Find yourself at Depth: Deep End Fitness is the Official Fitness Programming of the Underwate
Torpedo League. DEF is a "next level CrossFit" in the water. We provide training to USA Olympi
Swimmers, UFC and Bellator Fighters, NFL Athletes, Surfers, etc. in cutting edge mental focus,
relaxation, and efficient breathing techniques through a "calm breeds calm" system: **...see mor**



Sports Innovator
San Diego Sport Innovators (SDSI)
Sep 2018 – Present · 2 yrs 3 mos
San Diego, California



Executive Director
Marine Raider Challenge
Aug 2017 – Jan 2020 · 2 yrs 6 mos
San Clemente, California

The Marine Raider Challenge is a charitable organization that focuses on raising awareness and
benevolent support to Marine Raiders and direct support through events that promote
Challenge, Camaraderie, and honor our fallen and gold star families by pushing each other and
ourselves to keep moving forward. CHALLENGE = COMPETITION + CAMARADERIE · **...see mor**



USC MBA candidate
University of Southern California
Aug 2017 – Aug 2019 · 2 yrs 1 mo
Los Angeles, California, United States

Show 2 more experiences ⌄

Education



University of Southern California - Marshall School of Business
Master of Business Administration (MBA) Candidate, Business Administration and
Management, General
2017 – 2019



The Tuck School of Business at Dartmouth
Next Step Executive Training , Business Administration and Management, General
2017 – 2017



Norwich University
Strategic Studies and Defense Analysis, Strategic Studies and Defense Analysis, Summa Cum Laude
2014 – 2016

Show 1 more education ⌄

Licenses & certifications



MBA
University of Southern California - Marshall School of Business
Issued Jul 2019 · No Expiration Date



